CHANGE IN ACCOUNTANTS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

I audited the financial statements of Buffton, Inc. as of March 31, 2000 and December 31, 1999. I have reviewed the Company's comments concerning their decision to change to a different firm for preparation of the December 31, 2000 financial statements. I agree with the statements made by the Company.



/s/ Michael L. Stuck CPA, PC
Michael L. Stuck, CPA
March 20, 2001